January 2012: Fourth Quarter Review

Strong Fourth Quarter

A year-end rally capped off a strong fourth quarter for the equity market as the S&P 500 Stock Index gained 11.2% for the quarter, enabling the Index to finish the year flat with a 0.0% return. Large-cap stocks led the way across the size and style spectrum as large-cap growth stocks gained 1.1%. Sparking the fourth quarter rally was a new round of liquidity by central banks around the world for the embattled European banking sector. Investors expected this improved liquidity would buy enough time for European leaders to formulate a plan to begin to work their way out from under a burgeoning sovereign debt load. The strong fourth quarter rally was not enough, however, for most U.S. mutual funds, as the average U.S. stock fund lost 2.9% in 2011 according to Lipper Inc. Having been conservatively positioned for the past eight months, the Performance Fund's return slightly lagged its benchmark for the year.

December  Marked  a  Tentative  Uptrend

Institutional buying finally reached a strong enough level by December 20 to mark a new uptrend for the stock market, although this uptrend has not been as strong as we have seen previously. Strong uptrends are led by stocks with superior fundamentals in the top 40 industry groups (as ranked by William O'Neil & Co) breaking out of sound base formations. Not only have breakouts been few and far between in this new uptrend, but the leading groups reside in the bottom 100 industry groups, comprised of stocks with inferior sales and earnings growth. Still, some uptrends simply start out this way and then gradually improve as investors rotate into better quality stocks. Once a new uptrend is underway, leading stocks can emerge over a 16-week period. So, if our market can maintain this uptrend, we would expect leadership to continue to emerge into April 2012.

Reasons  for  Optimism

Despite the ongoing turmoil in Europe and the weak underpinnings of the current stock uptrend, we see reasons to be optimistic of a better near-term market environment for U.S. stocks. First, the growth & quality of the U.S. economy, though sluggish compared to past recoveries, is currently superior to most of the world's economies. Second, our banking industry's health, which is the foundation of credit and growth, is far better off than the rest of the world in terms of liquidity and capital. Third, U.S. corporations boast strong balance sheets and healthy profit margins while the U.S. consumer is more liquid and stable. Fourth, if our economy can continue to show some modest improvement while the sovereign debt problem does not worsen in Europe, we may begin to see an allocation shift of assets out of bonds and into stocks. While we don't expect to see dramatic improvement, we are on the lookout for better quality stocks to come to the forefront in this new uptrend if it continues to mature.




MARKET  SECTOR  PRICE  CHANGES



                            % 3 Months             %YTD

S&P 500 Index                11.2%                 0.0%
Russell Large Index          11.2%                -0.5%
Russell Mid Index            11.8%                -3.1%
Russell Small Index          15.0%                -5.5%
Russell 3000 Index           11.5%                -0.9%




Last  3  Months  and  YEAR-TO-DATE



VALUE     BLEND     GROWTH
12.3%     11.2%      10.1%       LARGE
-2.1%     -0.5%       1.1%
12.6%     11.8%      10.9%       MEDIUM
-3.6%     -3.1%      -2.6%
15.3%     15.0%      14.8%       SMALL
-7.5%     -5.5%      -3.5%




ECONOMIC  SECTOR  ALLOCATION



Sector                    Fund      S&P 500
Consumer Discretion        18%          11%
Consumer Staple             5%          11%
Energy                      8%          12%

Financial                   9%          13%
Health Care                13%          12%
Industrials                 2%          11%

Information Tech           11%          20%
Materials                   0%           3%
Telecommunications          0%           3%

Utilities                   3%           4%
Sector-Specific ETFs        5%          N/A
Cash                       24%          N/A
Other                       2%          N/A



STOCK  SECTOR  ALLOCATION



VALUE      BLEND     GROWTH
9%           11%        52%        LARGE

2%            4%        15%        MEDIUM

2%            0%         5%        SMALL



Stock allocation by size and price-Growth stocks are higher priced stocks, meaning they have above-average P/E ratios, while value stocks, with their below-average P/E ratios, are lower priced stocks.


TOP  FIVE  NEW  STOCK  HOLDINGS
           ---



                               % of Fund
Google Inc                           3.0%
Nike Inc                             2.4%
Rackwise Inc                         2.1%
Abbott Labs                          1.7%
Tractor Supply Co                    1.7%



TOP  FIVE  STOCK  HOLDINGS



                                             % of Fund
Autozone Inc                                       3.0%
Google Inc                                         3.0%
Celgene Corp                                       2.9%
Mastercard Inc                                     2.8%
Alexion Pharmaceuticals Inc                        2.7%



Investment objectives, risks, expenses, and other information about the Fund are contained in the prospectus. You may obtain a copy by calling 888.223.0600.
Please  review  it  carefully  before  investing.